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                                                                 EXECUTION COPY

                                                                 Exhibit (j)(2)




                           CMA TERMINATION AGREEMENT


      This Termination Agreement (this "Agreement"), is made, entered into and effective as of October 31, 2014, by and between American International Group, Inc., a corporation organized under the laws of the State of Delaware ("AIG"), and American General Life Insurance Company, a corporation organized under the laws of the State of Texas (the "Company"). The Company and AIG are collectively referred to herein as the "Parties" and each, as a "Party".


                                  WITNESSETH:


      WHEREAS, the Company is an indirect, wholly owned subsidiary of AIG, and is a party to that certain Amended and Restated Unconditional Capital Maintenance Agreement, entered into and effective as of February 18, 2014, with AIG (the "CMA"), pursuant to which AIG agreed to, among other things, maintain the total adjusted capital of the Company at or above a specified minimum percentage as stated therein; and


      WHEREAS, the Parties acknowledge that AIG and its consolidated subsidiaries generally manage capital between AIG and its insurance subsidiaries (including the Company) through internal policies and guidelines approved by AIG's Board of Directors, and, as such, are mutually agreeing to terminate the CMA in accordance with the terms herein.


      NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto agree as follows:


      1.    CMA Termination.   The CMA is hereby terminated in its entirety
effective immediately. Further, the Parties mutually agree that termination of the CMA as provided for herein shall be, and is hereby, deemed as a termination made under paragraph 7 of the CMA.


      2.    Entire Agreement; Successors.   This Agreement constitutes the
entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussion, whether oral or written, of the Parties. The agreements herein set forth shall be mutually binding upon and inure to the mutual benefit of the Parties and their respective successors.


      3.    Governing Law; Severability.   This Agreement shall be governed by
and construed in accordance with the laws of New York without giving effect to the principles of conflict of laws. If any provision of this Agreement shall be declared null, void or unenforceable in whole or in part by any court, arbitrator or governmental agency, said provision shall survive to the extent it is not so declared and all the other provisions of this Agreement shall remain in full force and effect unless, in each case, such declaration shall serve to deprive either Party of the fundamental benefits of or rights under this Agreement.


      4.    Headings; Counterparts.   The section headings contained in this
Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be signed by the Parties in one or more counterparts which together shall constitute one and the same agreement among the Parties.

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                                                                 EXECUTION COPY



      IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.




AMERICAN INTERNATIONAL GROUP, INC.


        /s/ Charles S. Shamieh
By:
     -------------------------------
Name:   Charles S. Shamieh
Title: Senior Vice President and Chief Corporate Actuary




AMERICAN GENERAL LIFE INSURANCE COMPANY


        /s/ Mary Jane Fortin
By:
     -------------------------------
Name:   Mary Jane Fortin
Title: Executive Vice President & Chief Financial Officer